Exhibit 11

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Income available to common stockholders	$1,519,655	$3,331,454
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.31	$0.67
Income for diluted earnings per share	$1,519,655	$3,331,454
Total weighted average common shares and equivalents outstanding for diluted computation	4,979,193	4,980,081
Diluted earnings per share	$0.31	$0.67